June 30, 2010

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	IRSA Inversiones y Representaciones Sociedad Anónima
Form 20-F for Fiscal Year Ended June 30, 2009
File No. 1-13542

Dear Ms. Monick:

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), we are providing the following responses to the comments contained in the comment letter, dated June 10, 2010 (the “comment letter”), of the staff of the Securities and Exchange Commission (the “Staff”) to the Company, relating to the annual report of the Company listed above (the “Annual Report”). To assist your review, we have included the text of the comments in the Staff’s letter in bold herein. The responses and information provided below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2009

General

1.	We note the included acknowledgments at the end of your response letter. Please have an appropriate company officer provide these acknowledgments, place them on company letterhead and Edgarize them as a company correspondence filing.

The Company notes the Staff’s comment and will fulfill the Staff’s request by filing such acknowledgments as correspondence on the Company’s letterhead simultaneously with the filing of this response.

Financial Statements of IRSA Inversiones y Representaciones S.A. (“IRSA”)

Notes to the Consolidated Financial Statements

29. Differences between Argentina GAAP and US GAAP

I. Differences in measurement methods, page F-65

General

2.	We note your response to prior comment 3 and your indication that loan reserves are taken on your mortgage receivables when it is probable that the registrant will be

Jennifer Monick
Securities and Exchange Commission	- 2 -	June 30, 2010

unable to collect all amounts due and you are able to estimate the amount of loss related to mortgage receivables. From your response, it appears that your entire reserve will be based upon a general reserve. Please help us understand if you individually identify any mortgage receivables for impairment evaluation and what consideration you have given to 310-10-35 of the FASB Accounting Standards Codification. In responding to this comment, please provide the draft disclosure that you propose to add to future filings.

The Company acknowledges the Staff’s comment and would like to clarify its previous response to the Staff’s prior comment no. 3. The Company advises the Staff that its allowance is based on two basic principles of accounting: (1) ASC 450, Contingencies (formerly SFAS No. 5, Accounting for Contingencies) which requires that losses be accrued when they are probable of occurring and estimable, and (2) ASC 310-10-35, Receivables (formerly SFAS No. 114, Accounting by Creditors for Impairment of a Loan) which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. ASC 310 is generally applicable for all receivables except large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential mortgage loans. Therefore, when applicable, the Company’s allowance for losses includes an asset-specific component and a general component. The asset specific component is calculated under ASC 310-10-35, on an individual basis for larger-balance, non-homogeneous receivables, which are considered impaired.

Moreover, the Company advises the Staff that its allowance for losses on accounts receivable includes an asset-specific component and a general component. The Company establishes an asset-specific allowance when the discounted cash flows, collateral value (less disposal costs), if any, or observable market price of the impaired receivable is lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

However, the Company advises the Staff that for all of the years presented, the outstanding balance of mortgage receivables was not significant (amounting to Ps.13.5 million and Ps.2.1 million as of June 30, 2009 and 2008, respectively). As of June 30, 2008, the outstanding balance was comprised of smaller-balance homogenous loans, and therefore, the Company collectively evaluated the balances for impairment. As of June 30, 2009, an amount of Ps.9.3 million out of the Ps.13.5 million related to two larger individual borrowers. The Company evaluated these two balances individually in accordance with ASC 310-10-35. The Company advises the Staff that these balances were fully collected in September 2009. The remainder of the balance was related to smaller-balance homogeneous loans and therefore the Company collectively evaluated them for impairment. There was no asset-specific allowance recognized for outstanding balances of mortgage receivables as of any of the years presented.

Therefore, the Company advises the Staff that (1) the entire allowance for the mortgage receivables portfolio and (2) the allowance for the remainder of the accounts

Jennifer Monick
Securities and Exchange Commission	- 3 -	June 30, 2010

receivable portfolio is calculated under ASC 450, Contingencies (formerly SFAS 5). For the purposes of a collective evaluation of impairment, mortgage receivables and accounts receivable are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers’ management, (6) national and local economic trends, (7) concentrations of credit by individual credit size and by class of loans, (8) quality of loan review system, and (9) the effect of external factors (e.g., competition and regulatory requirements).

The Company follows US GAAP guidance in the preparation of the consolidated financial statements under Argentine GAAP. Argentine GAAP does not prescribe specific guidance as it relates to the evaluation of potential impairment of accounts receivable. Accordingly, there are no differences between Argentine GAAP and US GAAP for any of the years presented.

The Company proposes to add the following disclosure to Note 3.r. in future filings:

Note 3.r. “Provisions for allowances and contingencies”

The Company provides for losses relating to accounts and mortgage receivables. The Company accrues losses when they are probable of occurring and estimable. When applicable the Company measures impairment on an individual basis, generally for larger balance of non-homogeneous receivables. When individually assessed, losses are accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The Company collectively evaluates for impairment smaller-balance homogeneous loans, including residential mortgage loans. When applicable, an asset-specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

For purposes of a collective evaluation of impairment, mortgage receivables are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers’ management, (6) national and local economic trends, (7) concentrations of credit

Jennifer Monick
Securities and Exchange Commission	- 4 -	June 30, 2010

by individual credit size and by class of loans, (8) quality of loan review system, and (9) the effect of external factors (e.g., competition and regulatory requirements).

3.	We note your response to prior comment 3. As it relates to accounts receivable, please tell us how you considered taking general impairment losses under US GAAP and your consideration of 450-20-25 of the FASB Accounting Standards Codification. If there is a difference between Argentine GAAP and US GAAP, please explain. Finally, your response should provide draft disclosure that you propose to add to future filings.

The Company acknowledges the Staff’s comment and makes reference to its response to comment 2 of the comment letter, set forth above in this letter.

Financial Statements of Banco Hipotecario S.A.

Minimum Capital Requirements, page F-157

4.	We note your response to prior comment 8 which discussed certain business restrictions during the five month non-compliance period related to the bank’s shortfall in minimum regulatory capital. Please confirm that you will enhance your disclosures in future filings to discuss the shortfall implications when a shortfall exists during any of the financial statement reporting periods.

The Company notes the Staff’s comments and confirms that it will endeavor to enhance the disclosures in future filings regarding shortfalls in the bank’s minimum capital requirements and the implications when a shortfall exists during any of the financial statement reporting periods.

If you have any questions or comments in connection with any of the foregoing, please call me at (212) 455-7433.

Very truly yours,

/s/ David L. Williams

David L. Williams